Madison Enterprises Group, Inc.
488 Madison Avenue; Suite 1100
New York, NY 10022

July 9, 2007

Mr. John D. Reynolds
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	Madison Enterprises Group, Inc. (the “Company”)

Dear Mr. Reynolds:

Reference is made to your letter dated May 14, 2007, with respect to your preliminary review of the Company’s registration statement on Form S-1, filed with the Securities and Exchange Commission on May 7, 2007. Based upon your comments, and my telephone conversations with Ms. Goldie Walker, we have amended the registration statement on Form S-1/A in the following manner:
.
1.
We have noted on page 7 that Rule 419 of Regulation C is not applicable to this registration statement because no offering of stock to the public is being made by us pursuant to our registration statement. The shares of common stock being registered were sold pursuant to a private placement exempt from registration. Accordingly, there is no cash or stock to place in escrow, and no identified purchasers of shares from whom confirmation of their investment in the company prior to consummation of a business combination can be obtained.

2.
We have amended our registration statement to only include registration of the shares of common stock sold pursuant to a private placement exempt from registration, and not the shares issued to the founders. Pursuant to our conversation with Ms. Walker, we beleive this makes the registration statement in compliance with Rule 415.

3.	We have amended the signatures to be in conformity with the requirements for Form S-1.

We look forward to receiving your comments, if any, on our amended registration statement.

Very truly yours,

Madison Enterprises Group, Inc.

By: Alan P. Fraade___________________
Alan P. Fraade, Vice-President